Filed by Byline Bancorp, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Byline Bancorp, Inc. (Commission File No.: 001-38139)

Byline Bancorp, Inc. Reports Fourth Quarter 2018 Financial Results

Fourth Quarter 2018 Highlights

•	Net income of $17.1 million, or $0.46 per diluted share, a record high since our initial public offering

•	Net interest margin of 4.69% for the fourth quarter of 2018, compared to 4.73% for the third quarter of 2018, and 4.26% for the fourth quarter of 2017

•	Net interest margin excluding accretion income[1] improves to 4.13% for the fourth quarter of 2018, compared to 3.99% for the third quarter of 2018, and 3.96% for the fourth quarter of 2017

•	Originated loans and leases grew to $2.2 billion at December 31, 2018, an increase of $171.6 million, or 8.3%, from September 30, 2018

•	Efficiency ratio of 56.81% for the fourth quarter of 2018, compared to 56.57% for the third quarter of 2018, and 66.06% for the fourth quarter of 2017

•	Adjusted efficiency ratio[1] improves to 54.95% for the fourth quarter of 2018, compared to 55.78% for the third quarter of 2018, and 63.23% for the fourth quarter of 2017

•	Return on average assets improves to 1.39% for the fourth quarter of 2018, compared to 1.20% for the third quarter of 2018, and (0.09)% for the fourth quarter of 2017

•	Return on average stockholders’ equity improves to 10.61% for the fourth quarter of 2018, compared to 9.22% for the third quarter of 2018, and (0.66)% for the fourth quarter of 2017

Full Year 2018 Highlights

•	2018 net income of $41.2 million, or $1.18 per diluted share, compared to 2017 net income of $21.7 million, or $0.38 per diluted share

•	Net interest margin improves to 4.60% for 2018, compared to 4.11% for 2017

•	Net interest margin excluding accretion income[1] improves to 4.07% for 2018, compared to 3.82% for 2017

•	Originated loans and leases grew to $2.2 billion at December 31, 2018, an increase of $664.4 million, or 42.2%, from December 31, 2017

•	Efficiency ratio improves to 65.31% for 2018, compared to 67.32% for 2017

•	Adjusted efficiency ratio[1] improves to 59.87% for 2018, compared to 66.04% for 2017

•	Return on average assets improves to 0.97% for 2018, compared to 0.66% for 2017

•	Return on average stockholders’ equity improves to 7.34% for 2018, compared to 5.08% for 2017

Chicago, IL, January 24, 2019 – Byline Bancorp, Inc. (the “Company” or “Byline”)(NYSE: BY), the parent company of Byline Bank (the “Bank”), today reported net income of $17.1 million, or $0.46 per diluted share, for the fourth quarter of 2018, compared with net income of $14.5 million, or $0.39 per diluted share, for the third quarter of 2018, and a net loss of $766,000, or $0.03 per diluted share, for the fourth

(1)	Represents a non-GAAP financial measure. See “Reconciliation of non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.

Byline Bancorp, Inc.

quarter of 2017. The Company’s financial results during 2018 include certain costs associated with its acquisition and integration of First Evanston Bancorp, Inc. (“First Evanston”) and its bank subsidiary First Bank & Trust, which closed on May 31, 2018, as well as its previously announced pending acquisition of Oak Park River Forest Bankshares, Inc. Excluding these merger-related expenses, planned core system conversion expenses, and impairment charges on assets held for sale, adjusted net income1 was $18.1 million, or $0.49 per adjusted diluted share, for the fourth quarter of 2018, compared with $14.9 million, or $0.40 per adjusted diluted share, for the third quarter of 2018, and $7.3 million, or $0.24 per adjusted diluted share, for the fourth quarter of 2017. A reconciliation of adjusted net income and adjusted diluted earnings per share to net income and diluted earnings per share, respectively, according to accounting principles generally accepted in the United States of America (“GAAP”) is provided in the financial tables at the end of this release.

Alberto J. Paracchini, President and Chief Executive Officer of Byline, commented, “We delivered a very strong quarter, characterized by a strong net interest margin, improved operating performance, lower credit costs and solid organic growth, with contributions coming from our diversified commercial lending platform, branch network and government guaranteed lending business. Earnings for the quarter were the highest since our IPO, and reflect the hard work of our employees in serving customers and the successful integration of First Evanston.

“We remain focused on executing our strategy of pursuing disciplined organic growth and improving operating efficiencies in 2019. We believe our pending acquisition of Oak Park River Forest Bankshares, Inc. will enhance our position in an attractive Chicago metropolitan market, provide an important source of low-cost deposits, and further enhance the value of the Byline franchise. Completing the acquisition and ensuring a smooth transition for customers and colleagues is a top priority for 2019,” said Mr. Paracchini.

STATEMENTS OF OPERATIONS

Net Interest Income

The following table presents net interest income for the periods indicated:

[1]	Represents a non-GAAP financial measure. See “Reconciliation of non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.

Byline Bancorp, Inc.

	Three Months Ended					Year Ended
(dollars in thousands)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
INTEREST AND DIVIDEND INCOME
Interest and fees on loans and leases	$56,646	$55,045	$39,627	$33,654	$31,896	$184,972	$120,406
Interest on taxable securities	5,334	5,076	4,572	4,055	3,679	19,037	14,892
Interest on tax-exempt securities	355	337	229	174	176	1,095	634
Other interest and dividend income	560	615	413	259	205	1,847	871

Total interest and dividend income	62,895	61,073	44,841	38,142	35,956	206,951	136,803
INTEREST EXPENSE
Deposits	7,115	5,971	3,745	2,498	2,218	19,329	7,736
Federal Home Loan Bank advances	1,719	1,723	1,360	1,358	1,009	6,160	3,291
Subordinated debentures and other borrowings	800	786	680	591	578	2,857	2,864

Total interest expense	9,634	8,480	5,785	4,447	3,805	28,346	13,891

Net interest income	$53,261	$52,593	$39,056	$33,695	$32,151	$178,605	$122,912

Byline Bancorp, Inc.

The following table presents the quarter-to-date schedule of average interest-earning assets and average interest-bearing liabilities for the periods indicated:

	For the Three Months Ended
	December 31, 2018			September 30, 2018
(dollars in thousands)	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate
ASSETS
Cash and cash equivalents	$91,852	$316	1.37%	$107,555	$368	1.36%
Loans and leases(1)	3,470,264	56,646	6.48%	3,387,569	55,045	6.45%
Securities available-for-sale	798,234	5,005	2.49%	768,189	4,738	2.45%
Securities held-to-maturity	88,115	573	2.58%	91,892	585	2.53%
Tax-exempt securities(2)	56,649	355	2.48%	55,656	337	2.40%

Total interest-earning assets	$4,505,114	$62,895	5.54%	$4,410,861	$61,073	5.49%

Allowance for loan and lease losses	(24,215)			(21,557)
All other assets	415,535			420,635

TOTAL ASSETS	$4,896,434			$4,809,939

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Interest checking	$308,821	$407	0.52%	$316,394	$384	0.48%
Money market accounts	653,141	1,505	0.91%	618,213	1,200	0.77%
Savings	489,486	157	0.13%	479,837	148	0.12%
Time deposits	1,130,308	5,046	1.77%	1,084,550	4,239	1.55%

Total interest-bearing deposits	2,581,756	7,115	1.09%	2,498,994	5,971	0.95%
Federal Home Loan Bank advances	360,891	1,719	1.89%	394,588	1,723	1.73%
Other borrowed funds	65,226	800	4.86%	61,582	786	5.06%

Total borrowings	426,117	2,519	2.35%	456,170	2,509	2.18%

Total interest-bearing liabilities	$3,007,873	$9,634	1.27%	$2,955,164	$8,480	1.14%

Non-interest bearing demand deposits	1,194,445			1,175,523
Other liabilities	54,231			53,631
Total stockholders’ equity	639,885			625,621

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,896,434			$4,809,939

Net interest spread(3)			4.27%			4.35%

Net interest income		$53,261			$52,593

Net interest margin(4)			4.69%			4.73%

Net loan accretion impact on margin		$6,351	0.56%		$8,259	0.74%

Net interest margin excluding loan accretion(6)			4.13%			3.99%

(1)	Loan and lease balances are net of deferred origination fees and costs and initial indirect costs. Non-accrual loans and leases are included in total loan and lease balances.
(2)	Interest income and rates exclude the effects of a tax equivalent adjustment to adjust tax exempt investment income on tax exempt investment securities to a fully taxable basis due to immateriality.
(3)	Represents the average rate earned on interest-earning assets minus the average rate paid on interest-bearing liabilities.
(4)	Represents net interest income (annualized) divided by total average earning assets.
(5)	Average balances are average daily balances.
(6)	Represents a non-GAAP financial measure. See “Reconciliation of non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.

Byline Bancorp, Inc.

Net interest income for the fourth quarter of 2018 was $53.3 million, an increase of $668,000, or 1.3%, from $52.6 million for the third quarter of 2018.

The increase in net interest income was primarily due to:

•	An increase of $1.6 million in interest and fees on loans and leases, primarily due to growth in loan and lease originations and the rising interest rate environment; and

•	An increase of $258,000 in interest income on securities, primarily due to additional purchases during the fourth quarter of 2018.

Partially offset by:

•	An increase of $1.1 million in interest expense on deposits, primarily due to the rising interest rate environment.

Net interest margin for the fourth quarter of 2018 was 4.69%, a decrease of four 4 basis points compared to 4.73% for the third quarter of 2018. Total net accretion income on acquired loans contributed 56 basis points to the net interest margin for the fourth quarter of 2018 compared to 74 basis points for the third quarter of 2018, a decrease of 18 basis points. Net interest margin excluding loan accretion increased 14 basis points to 4.13% during the fourth quarter of 2018, compared to 3.99% for the third quarter of 2018. Despite a $1.9 million decrease in net loan accretion, interest and fees on loans and leases increased $1.6 million for the fourth quarter of 2018 compared to the third quarter of 2018.

The average cost of total deposits was 0.75% for the fourth quarter of 2018, an increase of 11 basis points compared to the third quarter of 2018, primarily due to increased rates on interest bearing deposits. Additionally, there was growth in average time deposits of $45.8 million and money market accounts of $34.9 million, partially offset by growth in average non-interest bearing demand deposits of $18.9 million.

Provision for Loan and Lease Losses

The provision for loan and lease losses was $3.9 million for the fourth quarter of 2018, a decrease of $1.9 million compared to $5.8 million for the third quarter of 2018. The fourth quarter provision included allocations of $2.5 million for originated loans and leases, $1.6 million for acquired non-impaired loans, and a $152,000 release for acquired impaired loans. The decreased provision during the fourth quarter of 2018 was primarily due to a reduction in specific impairment in the unguaranteed portion of the government guaranteed portfolio offset by increases to the general reserve driven by originated loan and lease portfolio growth.

Byline Bancorp, Inc.

Non-interest Income

The following table presents the components of non-interest income for the periods indicated:

	Three Months Ended					Year Ended
(dollars in thousands)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
NON-INTEREST INCOME
Fees and service charges on deposits	$1,852	$1,825	$1,456	$1,312	$1,304	$6,445	$5,289
Loan servicing revenue	2,667	2,622	2,533	2,450	2,548	10,272	9,599
Loan servicing asset revaluation	(2,862)	(2,446)	(2,074)	(1,887)	(1,844)	(9,269)	(5,941)
ATM and interchange fees	1,286	1,781	1,141	1,218	1,498	5,426	5,840
Net gains on sales of securities available-for-sale	160	—	4	—	—	164	8
Net gains on sales of loans	9,337	5,015	9,723	7,476	9,036	31,551	33,062
Wealth management and trust income	679	674	192	—	—	1,545	—
Other non-interest income	1,447	1,672	1,527	859	97	5,505	2,201

Total non-interest income	$14,566	$11,143	$14,502	$11,428	$12,639	$51,639	$50,058

Non-interest income for the fourth quarter of 2018 was $14.6 million, an increase of $3.4 million compared to $11.1 million for the third quarter of 2018.

The increase in total non-interest income was primarily due to:

•

An increase of $4.3 million in net gains on sales of loans, primarily due to an increase in government guaranteed loans sold, coupled with a slight increase in average premiums as a result of the mix of loans sold; and

•	An increase of $160,000 in net gains on sales of securities available-for-sale due to calls of securities during the quarter.

Partially offset by:

•	A decrease of $495,000 in ATM and interchange fees, primarily due to a credit card vendor agreement signing bonus in the prior quarter; and

•

An additional $416,000 in loan servicing asset revaluation, primarily due to the change in fair value of the servicing asset as a result of increased prepayment rates and a higher interest rate environment.

During the fourth quarter of 2018, the Company sold $87.4 million of government guaranteed loans compared to $59.6 million during the third quarter of 2018, contributing to the increase in net gains on sale of loans for the quarter. The increase in sales is primarily due to the timing of loans closed becoming fully funded and mix of loans sold. While the current government shutdown may impact our level of originations and government guaranteed loan sales during the first quarter of 2019, as a Small Business Administration (“SBA”) preferred lender with an experienced team, we continue to source new transactions and remain ready to resume normal operations after the shutdown ends.

Byline Bancorp, Inc.

Non-interest Expense

The following table presents the components of non-interest expense for the periods indicated:

	Three Months Ended					Year Ended
(dollars in thousands)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
NON-INTEREST EXPENSE
Salaries and employee benefits	$21,548	$21,312	$19,244	$18,278	$17,118	$80,382	$67,269
Occupancy expense, net	4,027	3,548	4,499	3,755	3,553	15,829	14,078
Equipment expense	641	617	558	603	663	2,419	2,472
Loan and lease related expenses	2,223	1,015	1,471	1,400	1,116	6,109	3,685
Legal, audit and other professional fees	2,746	2,358	4,418	1,851	2,658	11,373	7,027
Data processing	2,846	2,724	10,371	2,301	2,284	18,242	9,539
Net loss (gain) recognized on other real estate owned and other related expenses	48	(284)	472	(1)	(430)	235	(294)
Regulatory assessments	462	675	366	241	299	1,744	1,193
Other intangible assets amortization expense	1,834	1,898	1,130	767	767	5,629	3,074
Advertising and promotions	590	537	347	249	232	1,723	1,035
Telecommunications	391	435	466	418	428	1,710	1,593
Other non-interest expense	3,008	3,121	2,428	2,057	1,670	10,614	8,852

Total non-interest expense	$40,364	$37,956	$45,770	$31,919	$30,358	$156,009	$119,523

Non-interest expense for the fourth quarter of 2018 was $40.4 million, an increase of $2.4 million from $38.0 million for the third quarter of 2018.

The increase in total non-interest expense was primarily due to:

•	An increase of $1.2 million in loan and lease related expenses, primarily due to increased broker fee expenses due to an increase in government guaranteed loan sales;

•	An increase of $479,000 in occupancy expense, net, primarily due to costs associated with our prior branch consolidations and seasonal increases; and

•

An increase of $388,000 in legal, audit and other professional fees, primarily due to professional services incurred related to the pending acquisition of Oak Park River Forest Bankshares, Inc. and our core system conversion.

Partially offset by:

•	A decrease of $213,000 in regulatory assessments, primarily due to an improved risk profile as a result of improved financial ratios and performance.

The Company’s efficiency ratio was 56.81% for the fourth quarter of 2018, compared with 56.57% for the third quarter of 2018. Excluding merger-related expenses, planned core system conversion expenses, and impairment charges on assets held for sale, the Company’s adjusted efficiency ratio(1) was 54.95% for the fourth quarter of 2018, compared with 55.78% for the third quarter of 2018.

(1)	Represents a non-GAAP financial measure. See “Reconciliation of non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.

Byline Bancorp, Inc.

INCOME TAXES

The Company recorded income tax expense of $6.5 million during the fourth quarter of 2018, an effective tax rate of 27.4%, compared to $5.4 million during the third quarter of 2018, an effective tax rate of 27.1%, an increase of $1.1 million. The increase was primarily due to the increase in net income recorded during the quarter.

STATEMENTS OF FINANCIAL CONDITION

Total assets were $4.9 billion at December 31, 2018, an increase of $25.2 million compared to $4.9 billion at September 30, 2018, and an increase of $1.6 billion compared to $3.4 billion at December 31, 2017.

The current quarter increase was primarily due to:

•

An increase in loans and leases of $45.8 million, primarily due to an increase of $171.6 million in our originated loan portfolio, partially offset by a decrease of $125.8 million in our acquired loan portfolio;

•	An increase in securities of $18.8 million, primarily due to additional purchases of mortgage-backed and government guaranteed mortgage-backed securities during the quarter; and

•	An increase in loans held for sale of $11.1 million, primarily due to the timing of loan closings at December 31, 2018.

Partially offset by:

•	A decrease in interest bearing deposits with other banks of $27.9 million, primarily due to lower reserve and cash management requirements;

•	A decrease in due from counterparty of $9.1 million due to the timing of the settlement of loans sold at December 31, 2018;

•	A decrease in deferred tax assets, net of $6.9 million, primarily due to utilization of operating loss carryforwards; and

•	A decrease in other assets of $4.8 million, primarily due to a reduction in the fair value of interest rate swaps resulting from lower interest rates.

Byline Bancorp, Inc.

The following table shows our allocation of the originated, acquired impaired and acquired non-impaired loans and leases at the dates indicated:

	December 31, 2018		September 30, 2018		December 31, 2017
(dollars in thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total
Originated loans and leases
Commercial real estate	$652,234	18.6%	$619,767	17.9%	$513,622	22.5%
Residential real estate	466,309	13.3%	445,717	12.9%	400,571	17.6%
Construction, land development, and other land	144,128	4.1%	140,391	4.1%	97,638	4.3%
Commercial and industrial	803,508	22.9%	696,750	20.2%	416,499	18.3%
Installment and other	11,718	0.3%	7,729	0.2%	3,724	0.2%
Leasing financing receivables	159,901	4.6%	155,825	4.5%	141,329	6.2%

Total originated loans and leases	$2,237,798	63.8%	$2,066,179	59.8%	$1,573,383	69.1%
Acquired impaired loans
Commercial real estate	$146,808	4.2%	$154,108	4.5%	$166,712	7.3%
Residential real estate	113,934	3.3%	120,963	3.5%	144,562	6.4%
Construction, land development, and other land	3,779	0.1%	4,203	0.1%	5,946	0.3%
Commercial and industrial	12,617	0.4%	14,436	0.4%	10,008	0.4%
Installment and other	404	0.0%	458	0.0%	462	0.0%

Total acquired impaired loans	$277,542	8.0%	$294,168	8.5%	$327,690	14.4%
Acquired non-impaired loans and leases
Commercial real estate	$462,565	13.2%	$498,329	14.4%	$211,359	9.3%
Residential real estate	124,659	3.6%	138,516	4.0%	32,085	1.4%
Construction, land development, and other land	37,442	1.1%	37,111	1.1%	1,845	0.1%
Commercial and industrial	328,672	9.4%	384,260	11.1%	94,731	4.1%
Installment and other	1,596	0.0%	4,007	0.1%	42	0.0%
Leasing financing receivables	31,352	0.9%	33,232	1.0%	36,357	1.6%

Total acquired non-impaired loans and leases	$986,286	28.2%	$1,095,455	31.7%	$376,419	16.5%

Total loans and leases	$3,501,626	100.0%	$3,455,802	100.0%	$2,277,492	100.0%

Allowance for loan and lease losses	(25,201)		(23,424)		(16,706)

Total loans and leases, net of allowance for loan and lease losses	$3,476,425		$3,432,378		$2,260,786

Byline Bancorp, Inc.

ASSET QUALITY

Non-Performing Assets

The following table sets forth the amounts of non-performing loans and leases, non-performing assets, and other real estate owned at the dates indicated:

(dollars in thousands)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Nonperforming assets:
Non-accrual loans and leases	$25,834	$28,643	$25,742	$23,626	$15,763
Past due loans and leases 90 days or more and still accruing interest	—	291	197	—	—
Accruing troubled debt restructured loans	1,813	1,230	1,238	1,037	1,061

Total non-performing loans and leases	27,647	30,164	27,177	24,663	16,824
Other real estate owned	5,314	4,891	6,402	10,466	10,626

Total non-performing assets	$32,961	$35,055	$33,579	$35,129	$27,450

Total non-performing loans and leases as a percentage of total loans and leases	0.79%	0.87%	0.81%	1.08%	0.74%
Total non-performing assets as a percentage of total assets	0.67%	0.71%	0.70%	1.01%	0.82%
Allowance for loan and lease losses as a percentage of non-performing loans and leases	91.15%	77.65%	72.44%	71.53%	99.30%

Nonperforming assets guaranteed by U.S. government:
Non-accrual loans guaranteed	$4,245	$6,830	$6,810	$6,266	$4,543
Past due loans 90 days or more and still accruing interest guaranteed	—	—	152	—	—
Accruing troubled debt restructured loans guaranteed	381	431	—	—	—

Total non-performing loans and leases guaranteed	4,626	7,261	6,962	6,266	4,543
Other real estate owned guaranteed	—	—	298	482	—

Total non-performing assets guaranteed	$4,626	$7,261	$7,260	$6,748	$4,543

Total non-performing loans and leases not guaranteed as a percentage of total loans and leases	0.66%	0.66%	0.60%	0.81%	0.54%
Total non-performing assets not guaranteed as a percentage of total assets	0.57%	0.57%	0.55%	0.82%	0.68%

Variances in non-performing assets:

•	Non-performing loans and leases were $27.6 million at December 31, 2018, a decrease of $2.6 million from $30.2 million at September 30, 2018; and

•	Other real estate owned was $5.3 million at December 31, 2018, an increase of $423,000 from $4.9 million at September 30, 2018, primarily due to properties added during the fourth quarter of 2018.

Non-performing assets included $4.6 million of government guaranteed balances at December 31, 2018 and $7.3 million at September 30, 2018, a decrease of $2.7 million primarily due to guarantee collections from the SBA.

Byline Bancorp, Inc.

Allowance for Loan and Lease Losses

The following table presents the balance and activity within the allowance for loan and lease losses for the periods indicated:

	Three Months Ended					Year Ended
(dollars in thousands)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Allowance for loan and lease losses, beginning of period	$23,424	$19,687	$17,640	$16,706	$15,980	$16,706	$10,923
Provision for loan and lease losses	3,882	5,842	3,956	5,115	3,347	18,795	12,653
Net charge-offs of loans and leases	(2,105)	(2,105)	(1,909)	(4,181)	(2,621)	(10,300)	(6,870)

Allowance for loan and lease losses, end of period	$25,201	$23,424	$19,687	$17,640	$16,706	$25,201	$16,706

Allowance for loan and lease losses to period end total loans held for investment	0.72%	0.68%	0.59%	0.77%	0.73%	0.72%	0.73%
Net charge-offs (annualized) to average loans and leases outstanding during the period	0.24%	0.25%	0.29%	0.75%	0.46%	0.35%	0.31%
Provision for loan and lease losses to net charge-offs during the period	1.84x	2.77x	2.07x	1.22x	1.28x	1.82x	1.84x

The allowance for loan and lease losses as a percentage of total loans and leases held for investment decreased from 0.73% at December 31, 2017, and increased from 0.68% at September 30, 2018, compared to 0.72% at December 31, 2018.

Net Charge-Offs

Net charge-offs during the fourth quarter of 2018 were $2.1 million, or 0.24% of average loans and leases, on an annualized basis, consistent with $2.1 million, or 0.25% of average loans, during the third quarter of 2018, and a decrease from 0.46% for the comparable quarter one year ago. The decrease in net charge-offs as a percentage of average loans and leases was primarily due to higher loan and lease average balances during the fourth quarter.

Net charge-offs for the fourth quarter of 2018 included $1.8 million in the unguaranteed portion of government guaranteed loans while net charge-offs for the third quarter of 2018 included $1.5 million in the unguaranteed portion of government guaranteed loans.

Deposits and Other Liabilities

The following table presents the composition of deposits at the dates indicated:

(dollars in thousands)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Non-interest bearing demand deposits	$1,192,873	$1,175,222	$1,193,057	$749,892	$760,887
Interest bearing checking accounts	296,339	317,145	287,330	196,802	186,611
Money market demand accounts	640,401	661,271	617,108	382,282	349,862
Other savings	476,418	476,879	487,130	439,277	437,212
Time deposits (below $250,000)	911,603	916,014	879,643	665,541	627,255
Time deposits ($250,000 and above)	232,282	194,236	180,609	90,753	81,502

Total deposits	$3,749,916	$3,740,767	$3,644,877	$2,524,547	$2,443,329

Byline Bancorp, Inc.

Total deposits were $3.7 billion at December 31, 2018, an increase of $9.1 million compared to September 30, 2018, primarily due to continued deposit promotions. Non-interest bearing deposits to total deposits increased slightly from 31.4% at September 30, 2018 to 31.8% at December 31, 2018.

The increase in the current quarter was primarily due to:

•

An increase in time deposits of $33.6 million, from $1.1 billion at September 30, 2018 to $1.1 billion at December 31, 2018, primarily driven by continued promotional campaigns and additional brokered certificates of deposit of $40.0 million offset by lower public funds; and

•

An increase in non-interest bearing demand deposits of $17.7 million, from $1.2 billion at September 30, 2018 to $1.2 billion at December 31, 2018, primarily driven by a seasonal inflow from commercial customers.

Partially offset by:

•

A decrease in money market demand deposits of $20.9 million, from $661.3 million at September 30, 2018 to $640.4 million at December 31, 2018, primarily driven by a seasonal decrease of $18.9 million in personal money market deposits; and

•	A decrease in interest bearing checking deposits of $20.8 million, from $317.1 million at September 30, 2018 to $296.3 million at December 31, 2018, primarily driven by a decrease in public funds.

Total borrowings and other liabilities were $542.0 million at December 31, 2018, a decrease of $4.8 million from $546.8 million at September 30, 2018, primarily due to a decrease in accrued expenses and other liabilities partially offset by an increase in securities sold under agreements to repurchase.

Stockholders’ Equity

Total stockholders’ equity was $650.7 million at December 31, 2018, an increase of $20.8 million from $629.9 million at September 30, 2018, primarily due to net income generated during the quarter. Stockholders’ equity increased $192.1 million from $458.6 million at December 31, 2017, primarily due to the $152.1 million in stock consideration issued in connection with the First Evanston acquisition.

The following table presents the actual regulatory capital dollar amounts and ratios of the Company and Byline Bank as of December 31, 2018:

	Actual		Minimum Capital Required		Required for the Bank to be Considered Well Capitalized
December 31, 2018	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk weighted assets:
Company	$551,716	14.01%	$315,144	8.00%	N/A	N/A
Bank	528,965	13.41%	315,505	8.00%	$394,382	10.00%
Tier 1 capital to risk weighted assets:
Company	$524,445	13.31%	$236,358	6.00%	N/A	N/A
Bank	501,695	12.72%	236,629	6.00%	$315,505	8.00%
Common Equity Tier 1 (CET1) to risk weighted assets:
Company	$467,507	11.87%	$177,269	4.50%	N/A	N/A
Bank	501,695	12.72%	177,472	4.50%	$256,348	6.50%
Tier 1 capital to average assets:
Company	$524,445	11.06%	$189,613	4.00%	N/A	N/A
Bank	501,695	10.57%	189,823	4.00%	$237,278	5.00%

Byline Bancorp, Inc.

Capital ratios for the period presented are based on the Basel III regulatory capital framework as applied to the Company’s current business and operations, and are subject to, among other things, completion and filing of the Company’s regulatory reports and ongoing regulatory review and implementation guidance.

Conference Call, Webcast and Slide Presentation

The Company will host a conference call and webcast at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) on Friday, January 25, 2019 to discuss its quarterly financial results. Analysts and investors may participate in the question-and-answer session. The call can be accessed via telephone at (877) 512-8755. A recorded replay can be accessed through February 8, 2019 by dialing (877) 344-7529; passcode: 10127801.

A slide presentation relating to the fourth quarter 2018 results will be accessible prior to the scheduled conference call. The slide presentation and webcast of the conference call can be accessed on the News and Events page of the Company’s investor relations website at www.bylinebancorp.com.

About Byline Bancorp, Inc.

Headquartered in Chicago, Byline Bancorp, Inc. is the parent company for Byline Bank, a full service commercial bank serving small- and medium-sized businesses, financial sponsors, and consumers. Byline Bank has approximately $4.9 billion in assets and operates more than 50 full service branch locations throughout the Chicago and Milwaukee metropolitan areas. Byline Bank offers a broad range of commercial and retail banking products and services including small ticket equipment leasing solutions and is one of the top 10 Small Business Administration lenders in the United States.

Non-GAAP Financial Measures

This release contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These measures include adjusted net income, adjusted diluted earnings per share, adjusted efficiency ratio, adjusted non-interest expense to average assets, non-interest income to total revenues, adjusted return on average stockholders’ equity, adjusted return on average assets, pre-tax pre-provision return on average assets, adjusted pre-tax pre-provision return on average assets, tangible book value per share, tangible common equity to tangible assets, return on average tangible common stockholders’ equity, adjusted return on average tangible common stockholders’ equity, and net interest margin excluding loan accretion. Management believes that these non-GAAP financial measures provide useful information to management and investors that is supplementary to the Company’s financial condition, results of operations and cash flows computed in accordance with GAAP; however, management acknowledges that our non-GAAP financial measures have a number of limitations. As such, these disclosures should not be viewed as a substitute for results determined in accordance with GAAP financial measures that we and other companies use. Management also uses these measures for peer comparison. See “Reconciliation of Non-GAAP Financial Measures” in the financial schedules included in this press release for a reconciliation of the non-GAAP financial measures to the comparable GAAP financial measures.

Adjusted net income and adjusted diluted earnings per share exclude certain significant items, which include incremental income tax benefit related to the Company’s reversal of its valuation allowance on its net deferred tax assets, incremental income tax benefit related to Illinois corporate income tax rate increases, incremental income tax expense or benefit related to federal corporate income tax reductions, impairment charges on assets held for sale, merger-related expenses, and core system

Byline Bancorp, Inc.

conversion expenses adjusted for applicable income tax. Management believes the significant items are not indicative of or useful to measure the Company’s operating performance on an ongoing basis.

Adjusted non-interest expense is non-interest expense excluding certain significant items, which include impairment charges on assets held for sale, merger-related expenses, and core system conversion expenses.

Adjusted efficiency ratio is adjusted non-interest expense less amortization of intangible assets divided by net interest income and non-interest income. Management believes the metric is an important measure of the Company’s operating performance on an ongoing basis.

Adjusted non-interest expense to average assets is adjusted non-interest expense divided by average assets. Management believes the metric is an important measure of the Company’s operating performance on an ongoing basis.

Adjusted return on average stockholders’ equity is adjusted net income divided by average stockholders’ equity. Management believes the metric is an important measure of the Company’s operating performance on an ongoing basis.

Adjusted return on average assets is adjusted net income divided by average assets. Management believes the metric is an important measure of the Company’s operating performance on an ongoing basis.

Non-interest income to total revenues is non-interest income divided by net interest income plus non-interest income. Management believes that it is standard practice in the industry to present non-interest income as a percentage of total revenue. Accordingly, management believes providing these measures may be useful for peer comparison.

Pre-tax pre-provision net income is pre-tax income plus the provision for loan and lease losses. Management believes this metric is important due to the tax benefit resulting from the reversal of the net deferred tax asset valuation allowance, the decrease in the federal corporate income tax rate, and the increase in the Illinois state corporate income tax rate. The metric demonstrates income excluding the tax provision or benefit and excludes the provision for loan and lease losses.

Adjusted pre-tax pre-provision net income is pre-tax pre-provision net income excluding certain significant items, which include impairment charges on assets held for sale, merger-related expenses, and core system conversion expenses. Management believes the metric is an important measure of the Company’s operating performance on an ongoing basis.

Pre-tax pre-provision return on average assets is pre-tax income plus the provision for loan and lease losses, divided by average assets. Management believes this metric is important due to the change in tax expense or benefit resulting from the recent decrease in the federal corporate income tax rate and the recent increase in the Illinois state income tax rate. The ratio demonstrates profitability excluding the tax provision or benefit and excludes the provision for loan and lease losses.

Adjusted pre-tax pre-provision return on average assets excludes certain significant items, which include impairment charges on assets held for sale, merger related expenses, and core system conversion expenses.

Tangible common equity is defined as total stockholders’ equity reduced by preferred stock and goodwill and other intangible assets. Management does not consider servicing assets as an intangible asset for purposes of this calculation.

Byline Bancorp, Inc.

Tangible assets is defined as total assets reduced by goodwill and other intangible assets. Management does not consider servicing assets as an intangible asset for purposes of this calculation.

Tangible book value per share is calculated as tangible common equity, which is stockholders’ equity reduced by preferred stock and goodwill and other intangible assets, divided by total shares of common stock outstanding. Management believes this metric is important due to the relative changes in the book value per share exclusive of changes in intangible assets.

Tangible common equity to tangible assets is calculated as tangible common equity divided by tangible assets, which is total assets reduced by goodwill and other intangible assets. Management believes this metric is important to investors and analysts interested in relative changes in the ratio of total stockholders’ equity to total assets, each exclusive of changes in intangible assets.

Tangible net income available to common stockholders is net income available to common stockholders excluding after-tax intangible asset amortization.

Adjusted tangible net income is tangible net income available to common stockholders excluding certain significant items, which include incremental income tax benefit related to Byline’s reversal of its valuation allowance on its net deferred tax assets, incremental income tax benefit related to Illinois corporate income tax rate increases, incremental income tax expense or benefit related to federal corporate income tax reductions, impairment charges on assets held for sale, merger-related expenses, and core system conversion expenses adjusted for applicable income tax. Management believes the metric is an important measure of the Company’s operating performance on an ongoing basis.

Return on average tangible common stockholders’ equity is tangible net income available to common stockholders divided by average tangible common stockholders’ equity. Management believes the metric is an important measure of the Company’s operating performance on an ongoing basis.

Adjusted return on average tangible common stockholders’ equity is adjusted tangible net income available to common stockholders divided by average tangible common stockholders’ equity. Management believes the metric is an important measure of the Company’s operating performance on an ongoing basis.

Net interest margin excluding loan accretion is calculated as reported net interest margin less the effect of accretion income net of contractual interest collected on acquired loans. Management believes that this metric is important as it illustrates the impact of net accretion income from acquired loans on the net interest margin.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other

Byline Bancorp, Inc.

representatives, which could cause actual results to differ materially from those presented in this communication. No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

In addition, this communication contains forward-looking statements related to the pending merger of Byline and Oak Park River Forest Bankshares, Inc., including, but not limited to, with respect to the expected completion date, financial benefits and other effects of the transaction. Factors that could cause actual results to differ materially from those presented in this communication regarding the pending merger may include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, costs savings, and other financial benefits of the proposed transaction that might not be realized within the expected timeframes or might be less than projected; the requisite Oak Park River Forest Bankshares, Inc. stockholder approval for the proposed transaction might not be obtained; credit and interest rate risks associated with Byline’s and Oak Park River Forest Bankshares, Inc.’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which Byline and Oak Park River Forest Bankshares, Inc. operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations, and other risks.

Certain risks and important factors that could affect Byline’s future results are identified in its Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws.

Contacts:

Investors:	Media:
Allyson Pooley/Tony Rossi	Erin O’Neill
Financial Profiles, Inc.	Director of Marketing
BYIR@bylinebank.com	Byline Bank
773-475-2901
eoneill@bylinebank.com

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (unaudited)

(dollars in thousands)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
ASSETS
Cash and due from banks	$30,190	$25,162	$25,299	$17,396	$19,404
Interest bearing deposits with other banks	91,670	119,594	127,417	110,645	38,945

Cash and cash equivalents	121,860	144,756	152,716	128,041	58,349
Securities available-for-sale, at fair value	817,656	795,408	757,825	626,057	583,236
Securities held-to-maturity, at amortized cost	99,266	102,683	106,613	112,266	117,163
Restricted stock, at cost	19,202	19,202	18,977	17,177	16,343
Loans held for sale	19,827	8,737	5,822	8,219	5,212
Loans and leases:
Loans and leases	3,501,626	3,455,802	3,348,692	2,280,418	2,277,492
Allowance for loan and lease losses	(25,201)	(23,424)	(19,687)	(17,640)	(16,706)

Net loans and leases	3,476,425	3,432,378	3,329,005	2,262,778	2,260,786
Servicing assets, at fair value	19,693	20,674	21,587	21,615	21,400
Accrued interest receivable	10,863	11,331	10,670	6,971	7,670
Premises and equipment, net	98,568	106,948	107,300	94,014	95,224
Assets held for sale	14,489	8,343	11,428	9,030	9,779
Other real estate owned, net	5,314	4,891	6,402	10,466	10,626
Goodwill	127,536	127,536	127,536	54,562	54,562
Other intangible assets, net	33,419	35,248	37,139	15,991	16,756
Bank-owned life insurance	5,961	5,923	5,886	5,838	5,718
Deferred tax assets, net	35,395	42,287	48,936	47,371	47,376
Due from counterparty	5,338	14,484	25,569	19,987	39,824
Other assets	31,762	36,580	31,869	21,989	16,106

Total assets	$4,942,574	$4,917,409	$4,805,280	$3,462,372	$3,366,130

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Non-interest bearing demand deposits	$1,192,873	$1,175,222	$1,193,057	$749,892	$760,887
Interest bearing deposits:
NOW, savings accounts, and money market accounts	1,413,158	1,455,295	1,391,568	1,018,361	973,685
Time deposits	1,143,885	1,110,250	1,060,252	756,294	708,757

Total deposits	3,749,916	3,740,767	3,644,877	2,524,547	2,443,329
Accrued interest payable	3,484	2,971	2,562	1,612	1,306
Line of credit	—	—	—	—	—
Federal Home Loan Bank advances	425,000	425,000	420,000	380,000	361,506
Securities sold under agreements to repurchase	34,166	24,446	24,653	27,815	31,187
Junior subordinated debentures issued to capital trusts, net	36,768	36,615	36,452	27,800	27,647
Accrued expenses and other liabilities	42,568	57,749	60,330	37,662	42,577

Total liabilities	4,291,902	4,287,548	4,188,874	2,999,436	2,907,552
STOCKHOLDERS’ EQUITY
Preferred stock	10,438	10,438	10,438	10,438	10,438
Common stock	361	361	360	293	292
Additional paid-in capital	546,849	545,827	544,686	392,932	391,586
Retained earnings	102,522	85,597	71,257	68,687	61,349
Accumulated other comprehensive loss, net of tax	(9,498)	(12,362)	(10,335)	(9,414)	(5,087)

Total stockholders’ equity	650,672	629,861	616,406	462,936	458,578

Total liabilities and stockholders’ equity	$4,942,574	$4,917,409	$4,805,280	$3,462,372	$3,366,130

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three Months Ended					Year Ended
(dollars in thousands, except share and per share data)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
INTEREST AND DIVIDEND INCOME
Interest and fees on loans and leases	$56,646	$55,045	$39,627	$33,654	$31,896	$184,972	$120,406
Interest on taxable securities	5,334	5,076	4,572	4,055	3,679	19,037	14,892
Interest on tax-exempt securities	355	337	229	174	176	1,095	634
Other interest and dividend income	560	615	413	259	205	1,847	871

Total interest and dividend income	62,895	61,073	44,841	38,142	35,956	206,951	136,803
INTEREST EXPENSE
Deposits	7,115	5,971	3,745	2,498	2,218	19,329	7,736
Federal Home Loan Bank advances	1,719	1,723	1,360	1,358	1,009	6,160	3,291
Subordinated debentures and other borrowings	800	786	680	591	578	2,857	2,864

Total interest expense	9,634	8,480	5,785	4,447	3,805	28,346	13,891

Net interest income	53,261	52,593	39,056	33,695	32,151	178,605	122,912
PROVISION FOR LOAN AND LEASE LOSSES	3,882	5,842	3,956	5,115	3,347	18,795	12,653

Net interest income after provision for loan and lease losses	49,379	46,751	35,100	28,580	28,804	159,810	110,259
NON-INTEREST INCOME
Fees and service charges on deposits	1,852	1,825	1,456	1,312	1,304	6,445	5,289
Loan servicing revenue	2,667	2,622	2,533	2,450	2,548	10,272	9,599
Loan servicing asset revaluation	(2,862)	(2,446)	(2,074)	(1,887)	(1,844)	(9,269)	(5,941)
ATM and interchange fees	1,286	1,781	1,141	1,218	1,498	5,426	5,840
Net gains on sales of securities available-for-sale	160	—	4	—	—	164	8
Net gains on sales of loans	9,337	5,015	9,723	7,476	9,036	31,551	33,062
Wealth management and trust income	679	674	192	—	—	1,545	—
Other non-interest income	1,447	1,672	1,527	859	97	5,505	2,201

Total non-interest income	14,566	11,143	14,502	11,428	12,639	51,639	50,058
NON-INTEREST EXPENSE
Salaries and employee benefits	21,548	21,312	19,244	18,278	17,118	80,382	67,269
Occupancy expense, net	4,027	3,548	4,499	3,755	3,553	15,829	14,078
Equipment expense	641	617	558	603	663	2,419	2,472
Loan and lease related expenses	2,223	1,015	1,471	1,400	1,116	6,109	3,685
Legal, audit and other professional fees	2,746	2,358	4,418	1,851	2,658	11,373	7,027
Data processing	2,846	2,724	10,371	2,301	2,284	18,242	9,539
Net loss (gain) recognized on other real estate owned and other related expenses	48	(284)	472	(1)	(430)	235	(294)
Regulatory assessments	462	675	366	241	299	1,744	1,193
Other intangible assets amortization expense	1,834	1,898	1,130	767	767	5,629	3,074
Advertising and promotions	590	537	347	249	232	1,723	1,035
Telecommunications	391	435	466	418	428	1,710	1,593
Other non-interest expense	3,008	3,121	2,428	2,057	1,670	10,614	8,852

Total non-interest expense	40,364	37,956	45,770	31,919	30,358	156,009	119,523

INCOME BEFORE PROVISION FOR INCOME TAXES	23,581	19,938	3,832	8,089	11,085	55,440	40,794
PROVISION (BENEFIT) FOR INCOME TAXES	6,460	5,402	1,064	1,321	11,851	14,247	19,099

NET INCOME (LOSS)	17,121	14,536	2,768	6,768	(766)	41,193	21,695
Dividends on preferred shares	196	196	198	193	196	783	11,277

INCOME AVAILABLE (LOSS ATTRIBUTABLE) TO COMMON STOCKHOLDERS	$16,925	$14,340	$2,570	$6,575	$(962)	$40,410	$10,418

EARNINGS (LOSS) PER COMMON SHARE
Basic	$0.47	$0.40	$0.08	$0.22	$(0.03)	$1.21	$0.39
Diluted	$0.46	$0.39	$0.08	$0.22	$(0.03)	$1.18	$0.38
Weighted average common shares outstanding for basic earnings (loss) per common share	36,116,189	36,042,914	31,614,973	29,291,179	29,246,900	33,292,619	26,963,517
Diluted weighted average common shares outstanding for diluted earnings (loss) per common share	36,906,379	36,958,209	32,568,396	29,913,633	29,246,900	34,186,969	27,547,314

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA (unaudited)

	As of or For the Three Months Ended					As of or For the Year Ended
(dollars in thousands, except share and per share data)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Summary of Operations
Net interest income	$53,261	$52,593	$39,056	$33,695	$32,151	$178,605	$122,912
Provision for loan and lease losses	3,882	5,842	3,956	5,115	3,347	18,795	12,653
Non-interest income	14,566	11,143	14,502	11,428	12,639	51,639	50,058
Non-interest expense	40,364	37,956	45,770	31,919	30,358	156,009	119,523

Income before provision for income taxes	23,581	19,938	3,832	8,089	11,085	55,440	40,794
Provision for income taxes	6,460	5,402	1,064	1,321	11,851	14,247	19,099

Net income (loss)	17,121	14,536	2,768	6,768	(766)	41,193	21,695
Dividends on preferred shares	196	196	198	193	196	783	11,277

Net income available (loss attributable) to common stockholders	$16,925	$14,340	$2,570	$6,575	$(962)	$40,410	$10,418

Earnings per Common Share
Basic earnings (loss) per common share	$0.47	$0.40	$0.08	$0.22	$(0.03)	$1.21	$0.39
Diluted earnings (loss) per common share	$0.46	$0.39	$0.08	$0.22	$(0.03)	$1.18	$0.38
Adjusted diluted earnings (loss) per common share(2)(3)(4)	$0.49	$0.40	$0.32	$0.21	$0.24	$1.43	$0.52
Weighted average common shares outstanding (basic)	36,116,189	36,042,914	31,614,973	29,291,179	29,246,900	33,292,619	26,963,517
Weighted average common shares outstanding (diluted)	36,906,379	36,958,209	32,568,396	29,913,633	29,246,900	34,186,969	27,547,314
Common shares outstanding	36,343,239	36,279,600	36,218,955	29,404,048	29,317,298	36,343,239	29,317,298

Key Ratios and performance metrics (annualized where applicable)
Net interest margin	4.69%	4.73%	4.43%	4.45%	4.26%	4.60%	4.11%
Cost of deposits	0.75%	0.64%	0.52%	0.41%	0.35%	0.60%	0.31%
Efficiency ratio(1)	56.81%	56.57%	83.35%	69.04%	66.06%	65.31%	67.32%
Adjusted efficiency ratio(1)(2)(3)	54.95%	55.78%	63.48%	68.77%	63.23%	59.87%	66.04%
Non-interest expense to average assets	3.27%	3.13%	4.75%	3.85%	3.64%	3.68%	3.62%
Adjusted non-interest expense to average assets(2)(3)	3.17%	3.09%	3.65%	3.84%	3.49%	3.39%	3.55%
Return on average stockholders’ equity	10.61%	9.22%	2.14%	5.97%	(0.66)%	7.34%	5.08%
Adjusted return on average stockholders’ equity(2)(3)(4)	11.21%	9.47%	8.18%	5.41%	6.22%	8.85%	5.97%
Return on average assets	1.39%	1.20%	0.29%	0.82%	(0.09)%	0.97%	0.66%
Adjusted return on average assets(2)(3)(4)	1.47%	1.23%	1.10%	0.74%	0.87%	1.17%	0.77%
Non-interest income to total revenues(2)	21.48%	17.48%	27.08%	25.33%	28.22%	22.43%	28.94%
Pre-tax pre-provision return on average assets(2)	2.23%	2.13%	0.81%	1.59%	1.73%	1.75%	1.62%
Adjusted pre-tax pre-provision return on average assets(2)(3)	2.33%	2.17%	1.91%	1.61%	1.89%	2.05%	1.69%
Return on average tangible common stockholders’ equity(2)(3)	15.49%	13.81%	3.34%	7.65%	(0.52)%	10.44%	3.61%
Adjusted return on average tangible common stockholders’ equity(2)(3)(4)	16.31%	14.16%	11.05%	6.96%	7.78%	12.44%	4.73%
Non-interest bearing deposits to total deposits	31.81%	31.42%	32.73%	29.70%	31.14%	31.81%	31.14%
Loans and leases held for sale and loans and lease held for investment to total deposits	93.91%	92.62%	92.03%	90.66%	93.43%	93.91%	93.43%
Deposits to total liabilities	87.37%	87.25%	87.01%	84.17%	84.03%	87.37%	84.03%
Deposits per branch	$63,558	$63,403	$61,778	$45,081	$43,631	$63,558	$43,631
Tangible book value per common share(2)	$13.19	$12.59	$12.18	$12.99	$12.85	$13.19	$12.85

Asset Quality Ratios
Non-performing loans and leases to total loans and leases held for investment, net before ALLL	0.79%	0.87%	0.81%	1.08%	0.74%	0.79%	0.74%
ALLL to total loans and leases held for investment, net before ALLL	0.72%	0.68%	0.59%	0.77%	0.73%	0.72%	0.73%
Net charge-offs to average total loans and leases held for investment, net before ALLL	0.24%	0.25%	0.29%	0.75%	0.46%	0.35%	0.31%
Acquisition accounting adjustments(5)	$34,029	$42,375	$52,090	$28,058	$31,693	$34,029	$31,693

Capital Ratios
Common equity to total assets	12.95%	12.60%	12.63%	13.07%	13.31%	12.95%	13.31%
Tangible common equity to tangible assets(2)	10.02%	9.60%	9.51%	11.26%	11.51%	10.02%	11.51%
Leverage ratio	11.06%	10.78%	10.57%	12.14%	12.25%	11.06%	12.25%
Common equity tier 1 capital ratio	11.87%	11.26%	10.88%	13.49%	13.77%	11.87%	13.77%
Tier 1 capital ratio	13.31%	12.71%	12.36%	15.30%	15.27%	13.31%	15.27%
Total capital ratio	14.01%	13.37%	12.92%	16.05%	15.98%	14.01%	15.98%

(1)	Represents non-interest expense less amortization of intangible assets divided by net interest income and non-interest income.
(2)	Represents a non-GAAP financial measure. See “Reconciliation of non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.
(3)	Calculation excludes impairment charges, merger-related expenses, and core systems conversion expense.
(4)	Calculation excludes incremental income tax expense or benefit related to changes in corporate income tax rates and reversal of valuation allowance on net deferred tax assets.
(5)	Represents the remaining unamortized premium or unaccreted discount as a result of applying the fair value adjustment at the time of the business combination on acquired loans.

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

QUARTER-TO-DATE STATEMENT OF AVERAGE INTEREST-EARNING ASSETS AND AVERAGE INTEREST-BEARING LIABILITIES (unaudited)

	For the Three Months Ended December 31,
	2018			2017
(dollars in thousands)	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate
ASSETS
Cash and cash equivalents	$91,852	$316	1.37%	$38,908	$74	0.75%
Loans and leases(1)	3,470,264	56,646	6.48%	2,233,863	31,896	5.66%
Securities available-for-sale	798,234	5,005	2.49%	588,482	3,166	2.13%
Securities held-to-maturity	88,115	573	2.58%	106,367	644	2.40%
Tax-exempt securities(2)	56,649	355	2.48%	27,504	176	2.55%

Total interest-earning assets	$4,505,114	$62,895	5.54%	$2,995,124	$35,956	4.76%

Allowance for loan and lease losses	(24,215)			(16,844)
All other assets	415,535			325,393

TOTAL ASSETS	$4,896,434			$3,303,673

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Interest checking	$308,821	$407	0.52%	$188,457	$31	0.07%
Money market accounts	653,141	1,505	0.91%	384,864	344	0.35%
Savings	489,486	157	0.13%	436,916	78	0.07%
Time deposits	1,130,308	5,046	1.77%	709,044	1,765	0.99%

Total interest-bearing deposits	2,581,756	7,115	1.09%	1,719,281	2,218	0.51%
Federal Home Loan Bank advances	360,891	1,719	1.89%	261,888	1,009	1.53%
Other borrowed funds	65,226	800	4.86%	58,794	578	3.90%

Total borrowings	426,117	2,519	2.35%	320,682	1,587	1.96%

Total interest-bearing liabilities	$3,007,873	$9,634	1.27%	$2,039,963	$3,805	0.74%

Non-interest bearing demand deposits	1,194,445			767,985
Other liabilities	54,231			32,424
Total stockholders’ equity	639,885			463,301

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,896,434			$3,303,673

Net interest spread(3)			4.27%			4.02%

Net interest income		$53,261			$32,151

Net interest margin(4)			4.69%			4.26%

Net loan accretion impact on margin		$6,351	0.56%		$2,301	0.30%

Net interest margin excluding loan accretion(6)			4.13%			3.96%

(1)	Loan and lease balances are net of deferred origination fees and costs and initial indirect costs. Non-accrual loans and leases are included in total loan and lease balances.
(2)	Interest income and rates exclude the effects of a tax equivalent adjustment to adjust tax exempt investment income on tax exempt investment securities to a fully taxable basis due to immateriality.
(3)	Represents the average rate earned on interest-earning assets minus the average rate paid on interest-bearing liabilities.
(4)	Represents net interest income (annualized) divided by total average earning assets.
(5)	Average balances are average daily balances.
(6)	Represents a non-GAAP financial measure. See “Reconciliation of non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

YEAR-TO-DATE STATEMENT OF AVERAGE INTEREST-EARNING ASSETS AND AVERAGE INTEREST-BEARING LIABILITIES (unaudited)

	For the Year Ended December 31,
	2018			2017
(dollars in thousands)	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate
ASSETS
Cash and cash equivalents	$76,710	$964	1.26%	$50,865	$401	0.79%
Loans and leases(1)	2,947,458	184,972	6.28%	2,193,956	120,406	5.48%
Securities available-for-sale	722,841	17,568	2.43%	604,762	12,691	2.10%
Securities held-to-maturity	94,519	2,352	2.49%	114,143	2,671	2.34%
Tax-exempt securities(2)	44,245	1,095	2.47%	23,413	634	2.71%

Total interest-earning assets	$3,885,773	$206,951	5.33%	$2,987,139	$136,803	4.58%

Allowance for loan and lease losses	(20,378)			(13,755)
All other assets	373,207			328,847

TOTAL ASSETS	$4,238,602			$3,302,231

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Interest checking	$260,405	$953	0.37%	$186,177	$118	0.06%
Money market accounts	522,599	3,857	0.74%	378,796	1,056	0.28%
Savings	465,322	465	0.10%	443,024	316	0.07%
Time deposits	954,686	14,054	1.47%	764,114	6,246	0.82%

Total interest-bearing deposits	2,203,012	19,329	0.88%	1,772,111	7,736	0.44%
Federal Home Loan Bank advances	365,533	6,160	1.69%	252,720	3,291	1.30%
Other borrowed funds	60,259	2,857	4.74%	66,280	2,864	4.32%

Total borrowings	425,792	9,017	2.12%	319,000	6,155	1.93%

Total interest-bearing liabilities	$2,628,804	$28,346	1.08%	$2,091,111	$13,891	0.66%

Non-interest bearing demand deposits	1,002,955			744,797
Other liabilities	45,275			38,984
Total stockholders’ equity	561,568			427,339

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,238,602			$3,302,231

Net interest spread(3)			4.25%			3.92%

Net interest income		$178,605			$122,912

Net interest margin(4)			4.60%			4.11%

Net loan accretion impact on margin		$20,550	0.53%		$8,647	0.29%

Net interest margin excluding loan accretion(6)			4.07%			3.82%

(1)	Loan and lease balances are net of deferred origination fees and costs and initial indirect costs. Non-accrual loans and leases are included in total loan and lease balances.
(2)	Interest income and rates exclude the effects of a tax equivalent adjustment to adjust tax exempt investment income on tax exempt investment securities to a fully taxable basis due to immateriality.
(3)	Represents the average rate earned on interest-earning assets minus the average rate paid on interest-bearing liabilities.
(4)	Represents net interest income divided by total average earning assets.
(5)	Average balances are average daily balances.
(6)	Represents a non-GAAP financial measure. See “Reconciliation of non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (unaudited)

	As of or For the Three Months Ended					As of or For the Year Ended
(dollars in thousands, except per share data)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Net income (loss) and earnings per share excluding significant items
Reported Net Income (Loss)	$17,121	$14,536	$2,768	$6,768	$(766)	$41,193	$21,695
Significant items:
Incremental income tax benefit of state tax rate change	—	—	—	—	—	—	(4,790)
Incremental income tax (benefit) expense attributed to federal income tax reform	—	—	—	(724)	7,154	(724)	7,154
Impairment charges on assets held for sale	372	139	117	—	—	628	951
Merger-related expense	266	150	1,517	123	1,272	2,056	1,272
Core system conversion expense	625	213	9,009	—	—	9,847	—
Tax benefit on significant items	(297)	(112)	(2,832)	(34)	(395)	(3,275)	(781)

Adjusted Net Income	$18,087	$14,926	$10,579	$6,133	$7,265	$49,725	$25,501

Reported Diluted Earnings (Loss) per Share	$0.46	$0.39	$0.08	$0.22	$(0.03)	$1.18	$0.38
Significant items:
Incremental income tax benefit of state tax rate change	—	—	—	—	—	—	(0.17)
Incremental income tax (benefit) expense attributed to federal income tax reform	—	—	—	(0.02)	0.24	(0.02)	0.26
Impairment charges on assets held for sale	0.01	—	—	—	—	0.02	0.03
Merger-related expense	0.01	—	0.05	0.01	0.04	0.06	0.05
Core system conversion expense	0.02	0.01	0.28	—	—	0.29	—
Tax benefit on significant items	(0.01)	—	(0.09)	—	(0.01)	(0.10)	(0.03)

Adjusted Diluted Earnings per Share	$0.49	$0.40	$0.32	$0.21	$0.24	$1.43	$0.52

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (continued) (unaudited)

	As of or For the Three Months Ended					As of or For the Year Ended
(dollars in thousands, except share and per share data, ratios annualized, where applicable)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Adjusted non-interest expense:
Non-interest expense	$40,364	$37,956	$45,770	$31,919	$30,358	$156,009	$119,523
Less: significant items
Impairment charges on assets held for sale	372	139	117	—	—	628	951
Merger-related expense	266	150	1,517	123	1,272	2,056	1,272
Core system conversion expense	625	213	9,009	—	—	9,847	—
Adjusted non-interest expense	$39,101	$37,454	$35,127	$31,796	$29,086	$143,478	$117,300
Adjusted non-interest expense excluding amortization of intangible assets:
Adjusted non-interest expense	$39,101	$37,454	$35,127	$31,796	$29,086	$143,478	$117,300
Less: Amortization of intangible assets	1,834	1,898	1,130	767	767	5,629	3,074
Adjusted non-interest expense excluding amortization of intangible assets	37,267	35,556	33,997	31,029	28,319	137,849	114,226
Pre-tax pre-provision net income:
Pre-tax income	$23,581	$19,938	$3,832	$8,089	$11,085	$55,440	$40,794
Add: Provision for loan and lease losses	3,882	5,842	3,956	5,115	3,347	18,795	12,653
Pre-tax pre-provision net income	$27,463	$25,780	$7,788	$13,204	$14,432	$74,235	$53,447
Adjusted pre-tax pre-provision net income:
Pre-tax pre-provision net income	$27,463	$25,780	$7,788	$13,204	$14,432	$74,235	$53,447
Impairment charges on assets held for sale	372	139	117	—	—	628	951
Merger-related expense	266	150	1,517	123	1,272	2,056	1,272
Core system conversion expense	625	213	9,009	—	—	9,847	—
Adjusted pre-tax pre-provision net income	$28,726	$26,282	$18,431	$13,327	$15,704	$86,766	$55,670
Total revenues:
Net interest income	$53,261	$52,593	$39,056	$33,695	$32,151	$178,605	$122,912
Add: non-interest income	14,566	11,143	14,502	11,428	12,639	51,639	50,058
Total revenues	$67,827	$63,736	$53,558	$45,123	$44,790	$230,244	$172,970
Tangible common stockholders’ equity:
Total stockholders’ equity	$650,672	$629,861	$616,406	$462,936	$458,578	$650,672	$458,578
Less: Preferred stock	10,438	10,438	10,438	10,438	10,438	10,438	10,438
Less: Goodwill	127,536	127,536	127,536	54,562	54,562	127,536	54,562
Less: Core deposit intangibles and other intangibles	33,419	35,248	37,139	15,991	16,756	33,419	16,756
Tangible common stockholders’ equity	$479,279	$456,639	$441,293	$381,945	$376,822	$479,279	$376,822
Tangible assets:
Total assets	$4,942,574	$4,917,409	$4,805,280	$3,462,372	$3,366,130	$4,942,574	$3,366,130
Less: Goodwill	127,536	127,536	127,536	54,562	54,562	127,536	54,562
Less: Core deposit intangibles and other intangibles	33,419	35,248	37,139	15,991	16,756	33,419	16,756
Tangible assets	$4,781,619	$4,754,625	$4,640,605	$3,391,819	$3,294,812	$4,781,619	$3,294,812
Average tangible common stockholders’ equity:
Average total stockholders’ equity	$639,885	$625,621	$518,547	$459,535	$463,301	$561,568	$427,339
Less: Average preferred stock	10,438	10,438	10,438	10,438	10,438	10,438	17,837
Less: Average goodwill	127,536	127,536	78,619	54,562	52,003	97,347	51,975
Less: Average core deposit intangibles and other intangibles	34,564	36,444	22,998	16,417	17,186	27,679	18,360
Average tangible common stockholders’ equity	$467,347	$451,203	$406,492	$378,118	$383,674	$426,104	$339,167
Average tangible assets:
Average total assets	$4,896,434	$4,809,939	$3,863,184	$3,362,071	$3,303,673	$4,238,602	$3,302,231
Less: Average goodwill	127,536	127,536	78,619	54,562	52,003	97,347	51,975
Less: Average core deposit intangibles and other intangibles	34,564	36,444	22,998	16,417	17,186	27,679	18,360
Average tangible assets	$4,734,334	$4,645,959	$3,761,567	$3,291,092	$3,234,484	$4,113,576	$3,231,896
Tangible net income available (loss attributable) to common stockholders:
Net income available (loss attributable) to common stockholders	$16,925	$14,340	$2,570	$6,575	$(962)	$40,410	$10,418
Add: After-tax intangible asset amortization	1,322	1,370	815	553	455	4,061	1,825
Tangible net income available (loss attributable) to common stockholders	$18,247	$15,710	$3,385	$7,128	$(507)	$44,471	$12,243
Adjusted Tangible net income available (loss attributable) to common stockholders:
Tangible net income available (loss attributable) to common stockholders	$18,247	$15,710	$3,385	$7,128	$(507)	$44,471	$12,243
Incremental income tax benefit of state tax rate change	—	—	—	—	—	—	(4,790)
Incremental income tax (benefit) expense attributed to federal income tax reform	—	—	—	(724)	7,154	(724)	7,154
Impairment charges on assets held for sale	372	139	117	—	—	628	951
Merger-related expense	266	150	1,517	123	1,272	2,056	1,272
Core system conversion expense	625	213	9,009	—	—	9,847	—
Tax benefit on significant items	(297)	(112)	(2,832)	(34)	(395)	(3,275)	(781)
Adjusted tangible net income available (loss attributable) to common stockholders	$19,213	$16,100	$11,196	$6,493	$7,524	$53,003	$16,049

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (continued) (unaudited)

	As of or For the Three Months Ended					As of or For the Year Ended
(dollars in thousands, except share and per share data, ratios annualized, where applicable)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Net interest margin:
Reported net interest margin	4.69%	4.73%	4.43%	4.45%	4.26%	4.60%	4.11%
Effect of accretion income on acquired loans	(0.56)%	(0.74)%	(0.41)%	(0.31)%	(0.30)%	(0.53)%	(0.29)%
Net interest margin excluding accretion	4.13%	3.99%	4.02%	4.14%	3.96%	4.07%	3.82%
Pre-tax pre-provision return on average assets:
Pre-tax pre-provision net income	$27,463	$25,780	$7,788	$13,204	$14,432	$74,235	$53,447
Total average assets	4,896,434	4,809,939	3,863,184	3,362,071	3,303,673	4,238,602	3,302,231
Pre-tax pre-provision return on average assets	2.23%	2.13%	0.81%	1.59%	1.73%	1.75%	1.62%
Adjusted Pre-tax pre-provision return on average assets:
Adjusted pre-tax pre-provision net income	$28,726	$26,282	$18,431	$13,327	$15,704	$86,766	$55,670
Total average assets	4,896,434	4,809,939	3,863,184	3,362,071	3,303,673	4,238,602	3,302,231
Adjusted pre-tax pre-provision return on average assets	2.33%	2.17%	1.91%	1.61%	1.89%	2.05%	1.69%
Non-interest income to total revenues:
Non-interest income	$14,566	$11,143	$14,502	$11,428	$12,639	$51,639	$50,058
Total revenues	67,827	63,736	53,558	45,123	44,790	230,244	172,970
Non-interest income to total revenues	21.48%	17.48%	27.08%	25.33%	28.22%	22.43%	28.94%
Adjusted non-interest expense to average assets:
Adjusted non-interest expense	$39,101	$37,454	$35,127	$31,796	$29,086	$143,478	$117,300
Total average assets	4,896,434	4,809,939	3,863,184	3,362,071	3,303,673	4,238,602	3,302,231
Adjusted non-interest expense to average assets	3.17%	3.09%	3.65%	3.84%	3.49%	3.39%	3.55%
Adjusted efficiency ratio:
Adjusted non-interest expense excluding amortization of intangible assets	$37,267	$35,556	$33,997	$31,029	$28,319	$137,849	$114,226
Total revenues	67,827	63,736	53,558	45,123	44,790	230,244	172,970
Adjusted efficiency ratio	54.95%	55.78%	63.48%	68.77%	63.23%	59.87%	66.04%
Adjusted return on average assets:
Adjusted net income	$18,087	$14,926	$10,579	$6,133	$7,265	$49,725	$25,501
Total average assets	4,896,434	4,809,939	3,863,184	3,362,071	3,303,673	4,238,602	3,302,231
Adjusted return on average assets	1.47%	1.23%	1.10%	0.74%	0.87%	1.17%	0.77%
Adjusted return on average stockholders’ equity:
Adjusted net income	$18,087	$14,926	$10,579	$6,133	$7,265	$49,725	$25,501
Average stockholders’ equity	639,885	625,621	518,547	459,535	463,301	561,568	427,339
Adjusted return on average stockholders’ equity	11.21%	9.47%	8.18%	5.41%	6.22%	8.85%	5.97%
Tangible common equity to tangible assets:
Tangible common equity	$479,279	$456,639	$441,293	$381,945	$376,822	$479,279	$376,822
Tangible assets	4,781,619	4,754,625	4,640,605	3,391,819	3,294,812	4,781,619	3,294,812
Tangible common equity to tangible assets	10.02%	9.60%	9.51%	11.26%	11.51%	10.02%	11.51%
Return on average tangible common stockholders’ equity:
Tangible net income available (loss attributable) to common stockholders	$18,247	$15,710	$3,385	$7,128	$(507)	$44,471	$12,243
Average tangible common stockholders’ equity	467,347	451,203	406,492	378,118	383,674	426,104	339,167
Return on average tangible common stockholders’ equity:	15.49%	13.81%	3.34%	7.65%	(0.52)%	10.44%	3.61%
Adjusted return on average tangible common stockholders’ equity:
Adjusted tangible net income available (loss attributable) to common stockholders	$19,213	$16,100	$11,196	$6,493	$7,524	$53,003	$16,049
Average tangible common stockholders’ equity	467,347	451,203	406,492	378,118	383,674	426,104	339,167
Adjusted return on average tangible common stockholders’ equity	16.31%	14.16%	11.05%	6.96%	7.78%	12.44%	4.73%
Tangible book value per share:
Tangible common equity	$479,279	$456,639	$441,293	$381,945	$376,822	$479,279	$376,822
Shares of common stock outstanding	36,343,239	36,279,600	36,218,955	29,404,048	29,317,298	36,343,239	29,317,298
Tangible book value per share	$13.19	$12.59	$12.18	$12.99	$12.85	$13.19	$12.85